UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-6835

(Check One): [ ] Form 10-K [ ] Form 20-F [ ]Form 11-K [X] Form 10Q [ ]Form N-SAR

For Period Ended: March 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

IRWIN FINANCIAL CORPORATION
(Full Name of Registrant)
____________________________________
(Former Name if Applicable)

500 Washington Street
(Address of Principal Executive Office (Street and Number)

Columbus, Indiana 47201
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detain in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Corporation's 8-K filing with the Securities and Exchange Commission (the SEC) on May 8, 2001, Irwin Financial Corporation (the Corporation), changed external auditors from PricewaterhouseCoopers, LLP (PWC) to Deloitte and Touche, LLP (Deloitte), effective May 3, 2001. As a result of this change, the Corporation has participated with PWC and Deloitte to transition financial statement review for reporting periods beginning January 1, 2001.

The timing of this transition has impacted completion of preparation of the Corporation's interim financial statements and Quarterly Report on Form 10Q for the quarter ended March 31, 2001. Accordingly, the Corporation is filing this 12b-25 submission to notify the Commission that it intends to file its Quarterly Report subsequent to May 15, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

GREGORY F. EHLINGER (812) 376-1935
 (Name) (Phone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

[ X] Yes [ ] No

If answer is no, identify report(s).
_______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________

IRWIN FINANCIAL CORPORATION

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2001	By: /s/ GREGORY F. EHLINGER __________________________________________
GREGORY F. EHLINGER Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registration by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.